UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Alan J. Sokol
Hemisphere Media Group, Inc.
4000 Ponce de Leon Boulevard, Suite 650
Coral Gables, Florida, 33146
305-421-6364

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sokol, Alan J.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,052,741 (See Item 4 and Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,052,741 (See Item 4 and Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,741 (1) (See Item 4 and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14	TYPE OF REPORTING PERSON IN

____________

(1)
Includes 501,091 shares of Class A common stock and 550,000 shares of Class A common Stock issuable upon exercise of stock options exercisable within 60 days of October 21, 2016.  Also includes 3,300 warrants exercisable at any time at the option of the Reporting Person into 1,650 shares of Issuer’s Class A common stock.  Does not include 100,000 shares of restricted Class A common stock which will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013 (the “Effective Date”). Also does not include 250,000 shares of Class A common stock issuable upon exercise of stock options which will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date.

(2)
Based on 21,607,230 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2016 and including the shares held by Mr. Sokol as described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 4

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends the corresponding items in the Schedule 13D filed with the Commission by Mr. Sokol (the “Reporting Person”) on April 14, 2015, as amended on April 6, 2016 (as amended, the “Original Schedule 13D”), as specifically set forth herein, and except as otherwise specified in this Amendment No. 2, all other items of the Original Schedule 13D remain unchanged in all material respects.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 2 is being filed to report that, as a result of the closing of the liquidity transactions (the “Liquidity Transactions”) effected by InterMedia Partners VII, L.P. (“IMP”) as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on October 24, 2016 (the “Current Report”), the Reporting Person, as a limited partner of IMP, received an in-kind pro rata distribution of equity securities of the Issuer (“HMG Equity”) but ceased to be the beneficial owner of more than 5% of the Issuer’s Class A common stock.  The Reporting Person’s percentage of beneficial ownership of the Issuer’s Class A common stock decreased solely due to the conversion of 9,226,420 shares of the Issuer’s Class B common stock (including 419,383 Forfeiture Shares (as defined in the Current Report)) into an equal number of shares of the Issuer’s Class A common stock in connection with the Liquidity Transactions, and not due to any disposition of shares of capital stock by the Reporting Person.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

In order to provide liquidity options to its limited partners, IMP offered its limited partners several alternatives with respect to the HMG Equity owned by IMP, and its wholly-owned subsidiary, InterMedia Cine Latino, LLC (“IMCL” and together with IMCL, “IM”).  As a limited partner of IMP, the Reporting Person elected the option to receive an in-kind pro rata distribution of HMG Equity.  At the closing of the Liquidity Transactions, the Report Person received 44,538 shares of the Issuer’s Class A common stock and 3,300 warrants exercisable for 1,650 shares of the Issuer’s Class A common stock.  IM retained shares of the Issuer’s Class A common stock subject to forfeiture unless the last sale price of Class A common stock equals or exceeds $15.00 per share for any 20 trading days within at least one 30-trading day period before April 4, 2018 (the “Vesting Condition”).  Upon the satisfaction of the Vesting Condition, the Reporting Person will receive his pro rata portion of the Forfeiture Shares held by IM.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) The Reporting Person is the beneficial owner of 1,052,741 shares of Class A common stock representing approximately 4.8% of the Class A common stock, including 456,553 shares of the Issuer’s Class A common stock, 3,300 warrants exercisable at any time at the option of the Reporting Person into 1,650 shares of Issuer’s Class A common stock and 550,000 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of October 21, 2016.  Percentage ownership is based on 21,607,230 shares of the Issuer’s Class A common stock issued and outstanding as of October 21, 2016, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on October 24, 2016. On a fully diluted basis, assuming conversion of all shares of the Issuer’s Class B common stock into shares of Class A common stock, the Reporting Person owns approximately 2.5% of the Issuer’s capital stock.
(c) and (d) Not applicable.
(e) As of October 21, 2016, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A common stock of the Issuer.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2016

By:	/s/ Alan J. Sokol
Name: Alan J. Sokol
Title: Chief Executive Officer, President and Director of the Issuer